

August 28, 2015

Mail Stop 4631

<u>Via E-mail</u>
Stacy B. McLaughlin
Vice President and Chief Financial Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

      Re: **Willdan Group, Inc.**
             Amendment No. 1 to Form 8-K
             Filed March 27, 2015
             Form 10-K for Fiscal Year Ended January 2, 2015
             Filed March 31, 2015
             Form 10-Q for Fiscal Quarter Ended July 3, 2015
             Filed August 13, 2015
             File No. 1-33076

Dear Ms. McLaughlin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed March 27, 2015

Exhibit 99.7

1.   We note your auditor's report on the financial statements of Abacus Resource Management Company opines on the Company's financial position, but not on its results of operations and cash flows in the opinion paragraph. Please obtain a revised report from your auditors.

Form 10-K for Fiscal Year Ended January 2, 2015

Selected Financial Data, page 34

2.   We note your disclosure stating that you believe Adjusted EBITDA enables you to separate non-recurring income and expense items from your results of operations to provide a more normalized and consistent view of operating performance on a period-to-period basis. Please tell us, and revise your disclosure as necessary, to clarify how the adjustments included in your reconciliation of net income to Adjusted EBITDA are non-recurring as defined in Item 10(e)(1)(ii)(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 36

Liquidity and Capital Resources, page 46

3.   Please expand your disclosures of the amount available for borrowing under your credit agreement to confirm that the $7.5 million under the revolving line of credit and the $2.5 million under the delayed draw term loan facility are available after considering the borrowing base calculation and debt covenants.

Financial Statements, page F-1

Note 2- Summary of Significant Accounting Policies, page F-6

Accounting for Contracts, page F-7

4.   Please provide us with a more comprehensive understanding of your revenue recognition accounting policies for the various types of services you provide to your customers:

  • The types of contracts entered into for the revenue generating activities for each of your reportable segments.

  • Clarify if your time-and-materials and unit-based contracts are recognized using the percentage-of-completion method in accordance with ASC 605-35, the milestone method in accordance with ASC 605-28, or using the general revenue recognition criteria in accordance with ASC 605-10-S99-1.

  • If you are recognizing all of your contracts in accordance with ASC 605-35, tell us how you determined that that services provided by your Public Finance Services and Homeland Security Services reportable segments are within the scope of ASC 605-35-15.

- Tell us how your accounting policy for multiple element arrangements fits in with your accounting for revenue in accordance with ASC 605-35. Please refer to ASC 605-35-25-5 – 25-14 and ASC 605-25-15-3A for guidance. If you are recognizing revenues outside of the guidance of ASC 605-35, clarify the specific circumstances in which you are applying the guidance in ASC 605-25 to recognize revenue.

- Tell us how your statement about the recognition of revenue for service-related contracts fits within your accounting policies for each type of contract you enter into with your customers.

- Confirm to us that contracts with cost estimates that indicate a loss are recognized currently and in its entirety for only those contracts that are recognized using the percentage-of-completion method in accordance with ASC 605-35.

5.   Please disclose the amount of revenue recognized for unapproved change orders and claims for each period presented as required by ASC 605-35-50-6.

6.   Please expand your disclosures to confirm that changes in estimates for contracts recognized using the percentage-of-completion method have had an immaterial impact to your consolidated financial statements, or provide the disclosures required by ASC 605-35-50-9.

7.   Please expand your disclosures for your contracts that contain multiple elements to provide the information required by ASC 605-25-50-2 for each similar type of contracts.

Form 10-Q for Fiscal Quarter Ended July 3, 2015

General

8.   In accordance with ASC 505-10-50-2, please provide a disclosure of changes in the separate accounts comprising shareholders' equity either as a separate statement or within the footnotes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction